March 15, 2021

VIA EDGAR

Ms. Ada D. Sarmento Securities and Exchange Commission Office of Life Sciences Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: Sotera Health Company

Registration Statement on Form S-1 (File No. 333-254287)

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sotera Health Company (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on March 17, 2020 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225 2632, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Securities and Exchange Commission

Sincerely,

/s/ Matthew J. Klaben
Matthew J. Klaben
Senior Vice President, General Counsel and Secretary

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